UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Ezcomm Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30231N 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Ezcomm Enterprises, Inc.
                           16-7 SMJUNG-DONG, OJUNG-GU
                               BUCHEON, KYONGGI-DO
                                      KOREA
                         Attention: Corporate Secretary

                                 With a copy to:

                                Scott Galer, Esq.
--------------------------------------------------------------------------------
                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 30231N 10 7                                                PAGE 2 OF 7
--------------------------------------------------------------------------------


------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

              Telos, LLC
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Califoria
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER

   SHARES                           -0-
                         ---------- --------------------------------------------
BENEFICIALLY             8          SHARED VOTING POWER

  OWNED BY                          -23,063,381- (See Response to Item 5)
                         ---------- --------------------------------------------
    EACH                 9          SOLE DISPOSITIVE POWER

  REPORTING                         -0-
                         ---------- --------------------------------------------
   PERSON                10         SHARED DISPOSITIVE POWER

    WITH                            -23,063,381- (See Response to Item 5)
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,063,381      (See Response to Item 5.)
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [_]
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5% (See Response to Item 5.)
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                  OO
----------------- --------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 30231N 10 7                                                PAGE 3 OF 7
--------------------------------------------------------------------------------


------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

              Tony Kim
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER

   SHARES                           -0-
                         ---------- --------------------------------------------
BENEFICIALLY             8          SHARED VOTING POWER

  OWNED BY                          -23,063,381- (See Response to Item 5)
                         ---------- --------------------------------------------
    EACH                 9          SOLE DISPOSITIVE POWER

  REPORTING                         -0-
                         ---------- --------------------------------------------
   PERSON                10         SHARED DISPOSITIVE POWER

    WITH                            -23,063,381- (See Response to Item 5)
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  23,063,381      (See Response to Item 5.)
----------------- --------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
                                                                          [X]
----------------- --------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5% (See Response to Item 5.)
----------------- --------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                  IN
----------------- --------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Ezcomm Enterprises, Inc., a Delaware corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Issuer is 16-7 SMJUNG-DONG, OJUNG-GU, BUCHEON, KYONGGI-DO KOREA.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by Telos, LLC, a California limited liability company ("Telos") and Tony Kim ("Kim", and together with Telos, the "Reporting Persons").

(b) The business address of Telos and Kim is 6300 Wilshire Boulevard, Suite 1730, Los Angeles, California 90048.

(c) Telos is primarily engaged in the business of investment and consulting services. Kim's present principal occupation is as Chief Executive Officer and a director of Telos.

(d)      During the last five years, neither Telos nor Kim has been convicted in
         a  criminal   proceeding   (excluding  traffic  violations  or  similar
         misdemeanors).

(e) During the last five years, neither Telos nor Kim was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either Telos or Kim being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Kim is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 30, 2005, pursuant to an Exchange Agreement dated September 1, 2005 (as amended, the "Exchange Agreement") by and among the Issuer, Eugene Science, Inc., a Korean corporation ("Eugene Science"), and certain shareholders of Eugene Science (the "Eugene Science Shareholders"), the Issuer acquired approximately 89.5% of the issued and outstanding shares of Eugene Science from the Eugene Science Shareholders in exchange for the issuance by the Issuer to the Eugene Science Shareholders of an aggregate of 272,790,948 shares of Common Stock (the "Exchange Transaction"). Each outstanding Eugene Science share held by the Eugene Science Shareholders was converted into
9.2253525 shares of Common Stock, and the Issuer and the Eugene Science Shareholders exchanged and equal amount of cash equal to 3 Korean Won per share of Eugene Science exchanged. The Exchange Transaction resulted in a change of control of the Issuer, with the Eugene Science Shareholders owning approximately 89% of the Issuer on a fully diluted basis. A copy of the Exchange Agreement is attached hereto as EXHIBIT A. All of the 23,063,381 shares of Common Stock beneficially owned by Telos were issued by the Issuer upon closing of the Exchange Transaction in exchange for 2,500,000 shares of Eugene Science held be Telos prior to the Exchange Transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons acquired the Common Stock pursuant to the Exchange Transaction. The Reporting Persons have no plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Telos directly owns 23,063,381 shares of the Common Stock, or approximately 7.5% of the Common Stock based on a total of 308,159,748 shares of the Common Stock outstanding as of September 30, 2005. Mr. Kim is a director and executive officer of, and has an ownership interest in, Telos and may be deemed to beneficially own such shares. Mr. Kim disclaims beneficial ownership in all shares held by Telos except to the extent of his pecuniary interest therein.

(b) Telos is a California limited liability company of which Mr. Kim is a director, executive officer and has an ownership interest. Telos has the sole power to vote or direct the vote and dispose or direct the disposition of 23,063,381 shares of the Common Stock. Mr. Kim may be deemed to beneficially own such shares. Mr. Kim disclaims any beneficial ownership in shares of the Company's stock held by Telos except to the extent of his pecuniary interest therein.

(c) Other than the transactions associated with the Exchange Agreement outlined in this Information Statement, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty
         (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       The Joint Filing Agreement is attached hereto as EXHIBIT A.

2. The Exchange Agreement is attached hereto as EXHIBIT B (incorporated by reference to Exhibits 2.1 and 2.1.1 to the Issuer's Current Report on Form 8-K, filed on October 6, 2005).

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    October 11, 2005

                                     TELOS, LLC,
                                     a California limited liability company


                                     By: /S/ TONY KIM
                                         --------------------------
                                     Name:  Tony Kim
                                     Title: Chief Executive Officer




                                     /S/ TONY KIM
                                     ------------------------------
                                     TONY KIM

                                                                       EXHIBIT A


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Date:    October 11, 2005

                                     TELOS, LLC,
                                     a California limited liability company


                                     By: /S/ TONY KIM
                                         --------------------------
                                     Name:  Tony Kim
                                     Title: Chief Executive Officer




                                     /S/ TONY KIM
                                     ------------------------------
                                     TONY KIM